Automatic Data Processing, Inc.
One ADP Boulevard
Roseland, New Jersey 07068

April 29, 2016
VIA EDGAR

Stephen Krikorian
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:	Automatic Data Processing, Inc. Form 10-K for the fiscal year ended June 30, 2015 Filed August 7, 2015 File No. 001-05397

Dear Mr. Krikorian:

 Automatic Data Processing, Inc. (the “Company”) hereby acknowledges receipt of the comment letter dated April 19, 2016 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission concerning the above captioned Form 10-K.

As discussed on April 28, 2016 between members of the Staff and representatives of the Company, the Company intends to file its written response to the Comment Letter no later than May 13, 2016, which will provide additional time for internal review of the response and consultation with the Company’s external advisors.  Please contact David S. Huntington at (212) 373-3124 or Salvatore A. Perrotto at (212) 373-3348, in each case of Paul, Weiss, Rifkind, Wharton & Garrison LLP, should you have any questions or comments regarding this letter.

Very truly yours,

/s/ David S. Huntington, Esq.
David S. Huntington, Esq.
Paul, Weiss, Rifkind, Wharton & Garrison LLP

cc:	Amanda Kim, Melissa Walsh Securities and Exchange Commission Carlos A. Rodriguez President and Chief Executive Officer Automatic Data Processing, Inc.